                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          SeraCare Life Sciences, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    81747Q100
                                    ---------
                                 (CUSIP Number)

                               September 25, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                      -----------------------------
CUSIP No.      81747Q100               13G                 Page  2 of  3   Pages
-----------------------------                      -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pecks Management Partners Ltd.                    11-3015963
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [ ]

                                                                     (b) [ ]
           Not applicable
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,459,438
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             Not applicable
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                1,459,438
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            Not applicable
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,459,438

---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [  ]
           Not applicable
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           25.91%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA

---------- ---------------------------------------------------------------------


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                         PECKS MANAGEMENT PARTNERS LTD.

                                                                     PAGE 3 OF 3



Item 1a.       SeraCare Life Sciences, Inc.
Item 1b        1935 Avenida Del Oro
               Suite F
               Oceanside, CA 92056

Item 2a        Pecks Management Partners Ltd.
Item 2b        One Rockefeller Plaza, Suite 900
               New York, NY  10020

Item 2c        New York

Item 2d        Common Stock

Item 2e        CUSIP: 81747Q100

Item 3e Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

Item 4         a       1,459,438
               b       25.91%
               ci      1,459,438
               ii      Not Applicable
               iii     1,459,438
               iv      Not Applicable

Item 5         Not applicable

Items 6 The Common Stock as to which this Schedule relates are owned by four (4) investment advisory clients of Pecks, which clients would received dividends and the proceeds from the sale of such shares. One such client, Delaware State Employees' Retirement Fund, is known to have such interest with respect to more than 5% of the class.

Item 7-9       Not applicable

Item 10 "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

                                                  October 25, 2001


                                                  /s/ Robert J. Cresci
                                                  ------------------------------
                                                  Robert J. Cresci
                                                  Principal